Exhibit 1

VISTA
ENERGY FOR TOMORROW

2025
1st Quarter Results

Mexico City, April 23, 2025
NYSE: VIST
BMV: VISTA

2025 1st Quarter Results Mexico City, April 23, 2025

April 23, 2025, Mexico City, Mexico

Vista Energy, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST; BMV:VISTA), reported today its financial and operational results corresponding to Q1 2025.

Q1 2025 highlights:

•

Total production in Q1 2025 was 80,913 boe/d, a 47% increase compared to Q1 2024, and a 5% decrease compared to Q4 2024. Oil production in Q1 2025 was 69,623 bbl/d, a 47% increase y-o-y, and a 5% decrease q-o-q.

•

In Q1 2025, the average realized crude oil price was 68.6 $/bbl, a 2% decrease compared to Q1 2024, mainly driven by lower international prices, and a 2% increase compared to the average realized crude oil price in Q4 2024.

•

The realized natural gas price for Q1 2025 was 2.5 $/MMBtu, an 11% decrease y-o-y, driven by lower export volumes sold at 5.6 $/MMBtu in Q1 2025 compared to an average export price of 6.9 $/MMBtu in Q1 2024.

•

Total revenues in Q1 2025 were 438.5 $MM, 38% above Q1 2024, mainly driven by oil production growth, partially offset by an inventory build-up of 0.36 MMbbl. Net revenues during the quarter were 420.8 $MM. Net oil revenues from sales at export parity prices, combining both international and domestic markets, were 365.1 $MM, or 90% of total net oil revenues. Net revenues from oil and gas exports were 222.3 $MM, representing 53% of total net revenues.

•	Lifting cost in Q1 2025 was 4.7 $/boe, flat on a sequential basis, reflecting successful cost control despite lower production volumes.

•	Selling expenses in Q1 2025 were 6.4 $/boe, a sequential decline of 19%, driven by lower trucking expenses, as the Oldelval Duplicar pipeline came online during the quarter.

•

Adjusted EBITDA for Q1 2025 was 275.4 $MM, a 25% increase y-o-y, mainly driven by production growth, and a 1% increase q-o-q. Adjusted EBITDA margin was 62%, 5 p.p. above Q4 2024, mainly driven by lower selling expenses, and 6 p.p. below Q1 2024.

•

Net Income during Q1 2025 totaled 82.8 $MM, compared to 78.7 $MM during Q1 2024, mainly driven by higher Adjusted EBITDA, partially offset by higher Depreciation, depletion and amortization. EPS was 0.86 $/share in Q1 2025, compared to 0.82 $/share in Q1 2024.

•

Capex during Q1 2025 was 268.5 $MM. The Company invested 204.5 $MM in drilling, completion and workover of Vaca Muerta wells (mainly in connection with the drilling of 16 wells and the completion of 10 wells), 49.0 $MM in development facilities, and 15.0 $MM in G&G studies, IT and other projects.

•

In Q1 2025, the Company recorded a negative free cash flow of 243.5 $MM. Cash flow generated by operating activities was 66.4 $MM, reflecting an increase in working capital of 58.6 $MM and advanced payments of midstream expansions of 36.1 $MM. Cash flow used in investing activities reached 309.9 $MM for the quarter, reflecting accrued capex of 268.5 $MM, an increase of 17.7 $MM in capex-related working capital and investments in Vaca Muerta Sur of 28.7 $MM. Cash flow from financing activities totaled 218.9 $MM (1), mainly driven by proceeds from borrowings of 341.3 $MM, partially offset by the repayment of borrowings of 98.6 $MM.

(1)

Q1 2025 Cash flow from financing activities is the sum of: (i) cash flow generated by financing activities for 211.8 $MM; (ii) effect of exposure to changes in the foreign currency rate of cash and cash equivalents and other financial results for 9.5 $MM; and (iii) the variation in Government bonds for -2.4 $MM.

Recent developments:

•

On April 15th, 2025, Vista acquired 100% of the capital stock of Petronas E&P Argentina S.A. (“PEPASA”), which holds a 50% working interest in La Amarga Chica unconventional concession (“LACh”), located in Vaca Muerta, from Petronas Carigali Canada B.V. and Petronas Carigali International E&P B.V. (jointly, the “Sellers”) (the “Transaction”).

•

The purchase price is comprised of 900 $MM in cash, 300 $MM in deferred cash payments at zero interest and 7.3 million American Depositary Shares (“ADSs”) representing Vista’s series A shares paid to the Sellers.

•

LACh spans across 46,594 acres in the black oil window of Vaca Muerta. As of December 31, 2024, it had 247 wells on production. In addition, as of December 31, 2023, LACh had 280 MMboe of P1 reserves according to the Argentine Secretariat of Energy (at 100% working interest). During Q4 2024, LACh produced 79,543 boe/d (at 100% working interest), of which 71,471 bbl/d were oil, according to the Argentine Secretariat of Energy. The remaining 50% of LACh is held by YPF, which is the operator of the concession.

•	Vista estimates LACh could potentially hold 400 new well locations to be drilled in its inventory (at 100% working interest).

•

Driven by oil and gas production from LACh, during 2024, PEPASA’s total revenues were 909 $MM (1). In addition, Adj. EBITDA of PEPASA during 2024 was 667 $MM, leading to an Adj. EBITDA margin of 73%. Net profit for the period was 349 $MM for the fiscal year 2024.

•	In addition, PEPASA has secured the following transportation and dispatch capacity in key oil midstream infrastructure:

•	In the Oldelval pipelines: a total of 36,140 bbl/d comprised of (i) open access capacity for 18,806 bbl/d and (ii) contracted transportation capacity in Duplicar for 17,334 bbl/d;

•	In the Vaca Muerta Norte pipeline: contracted transportation capacity of 20,756 bbl/d;

•	In the OTE terminal: a total export dispatch capacity of 27,080 bbl/d.

•

In order to carry out the Transaction, the Company used own funds and funds from a credit agreement between Vista Argentina as borrower and Banco Santander, S.A. as lender, for a total amount of 300 $MM. This credit agreement has a term of four years.

For more information, please refer to the Relevant Fact published on April 16th, 2025, on our website www.vistaenergy.com/investors

(1)	Financial performance figures in this paragraph based on Unaudited pro forma consolidated financial statements as of December 31,2024 and for the year ended December 31, 2024.

Production

Total average net daily production

	Q1-25	Q4-24	Q1-24	▲ y/y	▲ q/q
Total (boe/d)	80,913	85,276	55,046	47%	(5)%
Oil (bbl/d)	69,623	73,491	47,299	47%	(5)%
Natural Gas (MMm3/d)	1.70	1.81	1.20	42%	(6)%
NGL (boe/d)	585	432	212	177%	36%

Average daily production during Q1 2025 was 80,913 boe/d, a 47% increase y-o-y, reflecting strong performance of shale oil development with 49 new wells connected in the last twelve months. On a sequential basis, total production decreased by 5%, as the Company backloaded activity to optimize the use of the Oldelval pipeline expansion and minimize trucking. Oil production was 69,623 bbl/d during Q1 2025, an interannual growth of 47% and a 5% decrease compared to Q4 2024. Natural gas production in Q1 2025 was 1.70 MMm3/d, a 42% increase y-o-y and a 6% decrease compared to Q4 2024. NGL production in Q1 2025 was 585 boe/d, a 177% increase y-o-y, and a 36% increase q-o-q.

Q1 2025 Average net daily production by asset

	Target	Interest	Oil (bbl/d)	Natural Gas (MMm3/d)	NGL (boe/d)	Total (boe/d)
Total WI production per concession			69,623	1.70	585.1	80,913

Aguada Federal	Shale	100%	3,896	0.09	—	4,469
Águila Mora	Shale	90%	468	0.04	—	690
Bajada del Palo Este	Shale	100%	12,885	0.14	22.3	13,789
Bajada del Palo Oeste	Shale	100%	48,975	1.23	50.8	56,736
Bandurria Norte	Shale	100%	484	—	—	484
Coirón Amargo Norte	Conventional	84.6%	19	—	—	19
CS-01 (México)	Conventional	100%	434	0.00	—	447

Total operated production			67,160	1.49	73.0	76,633

25 de Mayo-Medanito SE (1)	Conventional	—	622	0.02	—	734
Acambuco	Conventional	1.5%	16	0.02	—	150
Agua Amarga (1)	Conventional	—	84	0.02	27.0	245
Entre Lomas (1)	Conventional	—	1,135	0.07	485.1	2,046
Jagüel de los Machos (1)	Conventional	—	606	0.08	—	1,105

Total non-operated production			2,462	0.21	512.1	4,279

Total shale production			66,708	1.49	73.0	76,167

Total conventional production			2,915	0.21	512.1	4,745

(1)

Transferred Conventional Assets operated by Aconcagua, effective as of March 1, 2023. Under the agreement, Vista is entitled to 40% of crude oil production and reserves and 100% of natural gas and LPG and condensates production and reserves of the Transferred Conventional Assets.

Revenues

Total revenues per product

Revenues per product - in $MM	Q1-25	Q4-24	Q1-24	▲ y/y	▲ q/q
Revenues	438.5	471.3	317.4	38%	(7)%
Export Duties	(17.6)	(19.3)	(9.6)	84%	(9)%
Net Revenues	420.8	451.9	307.8	37%	(7)%
Oil	405.3	435.4	293.1	38%	(7)%
Export market	219.1	242.8	119.1	84%	(10)%
Domestic market	186.3	192.6	174.0	7%	(3)%
Domestic market at export parity	146.0	73.3	58.6	149%	99%
Natural Gas	13.6	15.2	14.5	(6)%	(10)%
Export market	3.3	3.9	7.0	(53)%	(16)%
Domestic market	10.4	11.3	7.5	38%	(9)%
NGL	1.9	1.4	0.2	830%	37%

Average realized prices per product

Product	Q1-25	Q4-24	Q1-24	▲ y/y	▲ q/q
Oil ($/bbl)	68.6	67.1	70.3	(2)%	2%
Export market	68.0	66.6	74.0	(8)%	2%
Domestic market	69.4	67.8	68.0	2%	2%
Domestic market at export parity	69.9	68.1	76.5	(9)%	3%
Natural Gas ($/MMBTU)	2.5	2.3	2.8	(11)%	8%
Export market	5.6	6.5	6.9	(19)%	(14)%
Domestic market	2.1	1.9	1.8	18%	12%
NGL ($/tn)	453	360	236	93%	26%

Total sales volumes per product

Product	Q1-25		Q4-24	Q1-24	▲ y/y	▲ q/q
Oil (MMbbl)	5.9	(1)	6.5	4.2	42%	(9)%
Export market	3.2		3.6	1.6	100%	(12)%
Domestic market	2.7		2.8	2.6	5%	(5)%
Domestic market at export parity	2.1		1.1	0.8	173%	94%
Natural Gas (millions of MMBTU)	5.5		6.6	5.2	5%	(17)%
Export market	0.6		0.6	1.0	(42)%	(3)%
Domestic market	4.9		6.0	4.2	17%	(18)%
NGL (Mtn)	4.1		3.8	0.9	383%	9%

(1)	During Q1 2025, Vista recorded an inventory build-up of 0.36 MMbbl, resulting from a production of 6.27 MMbbl and sales of 5.90 MMbbl.

During Q1 2025, total revenues were 438.5 $MM, a 38% increase compared to Q1 2024, and a 7% decrease compared to Q4 2024. On a sequential basis, the relatively lower increase in total revenues, compared to the 47% increase in oil production, reflects an inventory build-up of 0.36 MMbbl. Net revenues were 420.8 $MM. Net revenues from oil and gas exports were 222.3 $MM, representing 53% of total net revenues.

Crude oil net revenues in Q1 2025 totaled 405.3 $MM, representing 96.3% of total net revenues, a 38% increase compared to Q1 2024, driven by strong oil production growth. Average realized oil price during the quarter was 68.6 $/bbl, 2% below the same quarter of last year. During Q1 2025, the Company exported 55% of crude oil sales volumes at a realized price of 68.0 $/bbl. Net revenues from the oil export market accounted for 54% of net oil revenues, reaching 219.1 $MM. During the quarter, 78% of domestic volumes were sold at export parity-linked pricing, leading to 90% of total oil sales sold at export parity, combining sales to international buyers and domestic buyers paying export prices.

Natural gas net revenues in Q1 2025 were 13.6 $MM, representing 3.2% of total net revenues. The average realized natural gas price for the quarter was 2.5 $/MMBtu, an 8% increase compared to Q4 2024. Plan GasAr represented 59% of total natural gas sales volume, with an average realized price of 2.6 $/MMBtu during the quarter. Sales to industrial clients represented 30% of total natural gas sales volume at an average realized price of 1.4 $/MMBtu. The remaining 11% of total natural gas sales volume was exported at an average realized price of 5.6 $/MMBtu.

NGL net revenues were 1.9 $MM during Q1 2025, representing 0.4% of total net revenues. NGL average price was 453 $/tn.

Lifting Cost

	Q1-25	Q4-24	Q1-24	▲ y/y	▲ q/q
Lifting Cost ($MM)	34.1	36.6	21.6	58%	(7)%
Lifting cost ($/boe)	4.7	4.7	4.3	8%	0%

Lifting cost during Q1 2025 was 34.1 $MM, a 7% decrease q-o-q. On a per-unit basis, lifting cost in Q1 2025 was 4.7 $/boe, flat on sequential basis, reflecting successful cost control despite lower production volumes. On an interannual basis, Q1 2025 lifting cost per boe increased by 8%, driven by inflation in U.S. Dollars impacting peso-denominated expenditures, partially offset by the dilution of fixed costs as the Company continues to ramp-up production.

Selling Expenses

	Q1-25	Q4-24	Q1-24	▲ y/y	▲ q/q
Selling expenses ($MM)	46.8	62.5	18.8	148%	(25)%
Selling expenses ($/boe)	6.4	8.0	3.8	71%	(19)%

Selling expenses during Q1 2025 were 46.8 $MM, a 148% increase y-o-y, and a 25% decrease q-o-q, mainly driven by savings in trucking costs, which were 13.7 $MM below Q4 2024. On a per-unit basis, selling expenses increased 71% y-o-y and decreased 19% q-o-q.

Midstream oil trucking costs

The connection of the Oldelval pipeline expansion during the quarter enabled the Company to gradually reduce trucking volumes during Q1 2025. During Q1 2025, the Company trucked 12.9 Mbbl/d of crude oil for a total of 27.7 $MM, compared to 20.3 Mbbl/d of trucked crude oil for a total of 41.4 $MM during Q4 2024.

Adjusted EBITDA

Adjusted EBITDA reconciliation ($MM)	Q1-25	Q4-24	Q1-24	▲ y		▲ q
Net profit for the period	82.8	93.8	78.7	4.1		(11.0)

(+) Income tax expense / (benefit)	52.2	30.9	23.4	28.8		21.2
(+) Financial results, net	7.2	4.7	27.0	(19.8)		2.5

Operating profit	142.2	129.4	129.1	13.1		12.8

(+) Depreciation, depletion and amortization	126.0	139.6	82.4	43.6		(13.6)
(+) Reversal / (Impairment) of long-lived assets	—	(4.2)	—	—		4.2
(+) Other non-cash costs related to the transfer of conventional assets	7.2	8.5	9.1	(1.9)		(1.3)

Adjusted EBITDA (1)	275.4	273.3	220.6	54.8		2.1

Adjusted EBITDA Margin (%) (2)	62%	57%	68%	(6	)p.p.	+5	p.p.

(1)

Adj. EBITDA = Profit for the year, net + Income tax (expense) / benefit + Financial income (expense), net + Depreciation, depletion and amortization + Transaction costs related to business combinations + Restructuring and reorganization expenses + Gain related to the transfer of conventional assets + Other non-cash costs related to the transfer of conventional assets + Impairment (reversal) of long-lived assets.

(2)

Adj. EBITDA Margin = Adj. EBITDA / (Total revenues + Gain from Exports Increase Program). Adj. EBITDA Margin for Q1-25 (62%) = Adj. EBITDA (275.4 $MM) / (Total revenues (438.5 $MM) + Gain from Exports Increase Program (5.4 $MM)).

Adjusted EBITDA was 275.4 $MM in Q1 2025, a 25% increase compared to 220.6 $MM in Q1 2024, driven by production growth. On a sequential basis, Adjusted EBITDA increased by 1% in Q1 2025.

Adjusted EBITDA margin was 62%, 6 p.p. below compared to Q1 2024 and 5 p.p. above the previous quarter, mainly driven by higher realized oil prices and lower trucking volumes.

Net Income

Net Income in Q1 2025 was 82.8 $MM, compared to 78.7 $MM in Q1 2024, mainly driven by (a) higher Adjusted EBITDA of 275.4 $MM in Q1 2025 compared to 220.6 $MM in Q1 2024, (b) lower Financial expense net of 7.2 $MM compared to 27.0 $MM in Q1 2024 and (c) lower Other non-cash costs related to the transfer of conventional assets of 7.2 $MM in Q1 2025 compared to 9.1 $MM in Q1 2024, partially offset by (d) higher Depreciation, depletion and amortization for 126.0 $MM in Q1 2025 compared to 82.4 $MM in Q1 2024, and (e) higher Income tax expense of 52.2 $MM in Q1 2025 compared to 23.4 $MM in Q1 2024.

EPS (1) was 0.86 $/share in Q1 2025, compared to 0.82 $/share in Q1 2024 and 0.98 $/share in Q4 2024.

(1)

EPS (Earnings per share): Net Income divided by weighted average number of ordinary shares. The weighted average number of ordinary shares for Q1 2025, Q4 2024, and Q1 2024 were 96,456,618, 95,223,600, and 95,976,064, respectively.

Capex

Capex during Q1 2025 was 268.5 $MM. The Company invested 204.5 $MM in drilling, completion, and workover of Vaca Muerta wells (mainly in connection with the drilling of 16 wells and the completion of 10 wells), 49.0 $MM in development facilities, and 15.0 $MM in G&G studies, IT and other projects.

Wells tied-in during Q1 2025

Concession	Well name	Pad number	Landing zone	Lateral length (mts)	Total frac stages
Bajada del Palo Oeste	2701	BPO-31	La Cocina	3,158	55
Bajada del Palo Oeste	2702	BPO-31	La Cocina	2,641	46
Bajada del Palo Oeste	2703	BPO-31	La Cocina	2,756	48
Bajada del Palo Oeste	2704	BPO-31	La Cocina	3,101	54
Bajada del Palo Oeste	2571	BPO-32	La Cocina	2,739	47
Bajada del Palo Oeste	2572	BPO-32	Organic	2,911	46
Bajada del Palo Oeste	2573	BPO-32	La Cocina	2,631	50
Bajada del Palo Oeste	2574	BPO-32	Organic	2,911	46
Bajada del Palo Este	2371	BPE-8	La Cocina	3,488	68
Bajada del Palo Este	2372	BPE-8	La Cocina	1,887	39

Financial overview

During Q1 2025, Vista maintained a solid balance sheet, with a cash position at the end of the quarter of 739.7 $MM. Cash flow generated by operating activities was 66.4 $MM, impacted by advanced payments for midstream expansions of 36.1 $MM and an increase in working capital of 58.6 $MM. Cash flow used in investing activities reached 309.9 $MM for the quarter, reflecting 268.5 $MM of Capex (mostly driven by drilling and completion activity in Vaca Muerta, as explained in the Capex section above), an increase of 17.7 $MM in capex-related working capital and investments in Vaca Muerta Sur of 28.7 $MM.

In Q1 2025, cash flow from financing activities totaled 218.9 $MM (1), mainly driven by proceeds from borrowings of 341.3 $MM, partially offset by the repayment of borrowings of 98.6 $MM.

Gross debt totaled 1,703.2 $MM as of quarter end, resulting in a net debt of 963.5 $MM. At the end of Q1 2025, net leverage ratio was 0.84x Adj. EBITDA compared to 0.58x by quarter end Q1 2024.

(1)

Q1 2025 Cash flow from financing activities is the sum of: (i) cash flow generated by financing activities for 211.8 $MM; (ii) effect of exposure to changes in the foreign currency rate of cash and cash equivalents and other financial results for 9.5 $MM; and (iii) the variation in Government bonds for -2.4 $MM.

Vista Energy S.A.B. de C.V.

Profit for the period

(Amounts expressed in thousand U.S. dollars)

	Q1 2025	Q4 2024	Q1 2024
Total Revenues	438,456	471,318	317,352
Oil	422,970	454,703	302,465
Natural Gas	13,619	15,257	14,666
NGL and others	1,867	1,358	221

Cost of Sales	(226,503)	(254,678)	(156,669)

Operating expenses	(34,064)	(36,556)	(21,618)
Crude oil stock fluctuation	9,032	3,913	1,209
Royalties and others	(68,254)	(73,896)	(44,782)
Depreciation, depletion and amortization	(125,977)	(139,618)	(82,373)
Other non-cash costs related to the transfer of conventional assets	(7,240)	(8,521)	(9,105)

Gross profit	211,953	216,640	160,683

Selling costs	(46,768)	(62,527)	(18,839)
General and administrative expenses	(28,031)	(35,207)	(22,110)
Exploration expenses	(180)	(102)	(31)
Other operating income	6,409	6,467	9,497
Other operating expenses	(1,192)	(64)	(115)
Reversal (impairment) of long-lived assets	—	4,207	—

Operating profit	142,191	129,414	129,085

Interest income	1,056	1,375	481
Interest expense	(24,281)	(25,361)	(4,897)
Other financial income (expense)	15,992	19,259	(22,630)

Other financial income (expense), net	(7,233)	(4,727)	(27,046)

Profit before income tax	134,958	124,687	102,039

Current income tax (expense)	(66,322)	(106,897)	(63,789)
Deferred income tax benefit	14,157	75,981	40,401

Income tax (expense)/benefit	(52,165)	(30,916)	(23,388)

Profit for the period, net	82,793	93,771	78,651

Vista Energy S.A.B. de C.V.

Consolidated Balance Sheet

(Amounts expressed in thousand U.S. dollars)

	As of March 31, 2025	As of December 31, 2024
Property, plant and equipment	3,058,132	2,805,983
Goodwill	22,576	22,576
Other intangible assets	15,171	15,443
Right-of-use assets	89,266	105,333
Biological assets	11,408	10,027
Investments in associates	40,557	11,906
Trade and other receivables	228,465	205,268
Deferred income tax assets	2,070	3,565
Total noncurrent assets	3,467,645	3,180,101
Inventories	16,044	6,469
Trade and other receivables	259,939	281,495
Cash, bank balances and other short-term investments	739,688	764,307
Total current assets	1,015,671	1,052,271
Total assets	4,483,316	4,232,372

Deferred income tax liabilities	48,739	64,398
Lease liabilities	33,498	37,638
Provisions	28,813	33,058
Borrowings	1,521,007	1,402,343
Trade and other payables	77,117	—
Employee benefits	16,049	15,968
Total noncurrent liabilities	1,725,223	1,553,405
Provisions	4,037	3,910
Lease liabilities	42,661	58,022
Borrowings	182,191	46,224
Salaries and payroll taxes	6,664	32,656
Income tax liability	427,189	382,041
Other taxes and royalties	37,329	47,715
Trade and other payables	415,924	487,186
Total current liabilities	1,115,995	1,057,754
Total liabilities	2,841,218	2,611,159
Total equity	1,642,098	1,621,213

Total equity and liabilities	4,483,316	4,232,372

Vista Energy S.A.B. de C.V.

Consolidated Income Statement

(Amounts expressed in thousand U.S. dollars)

	For the period from January 1st to March 31, 2025	For the period from January 1st to March 31, 2024
Revenue from contracts with customers	438,456	317,352
Revenues from crude oil sales	422,970	302,485
Revenues from natural gas sales	13,619	14,666
Revenues from LPG sales	1,867	201
Cost of sales	(226,503)	(156,669)
Operating costs	(34,064)	(21,618)
Crude oil stock fluctuation	9,032	1,209
Royalties and others	(68,254)	(44,782)
Depreciation, depletion and amortization	(125,977)	(82,373)
Other non-cash costs related to the transfer of conventional assets	(7,240)	(9,105)

Gross profit	211,953	160,683

Selling expenses	(46,768)	(18,839)
General and administrative expenses	(28,031)	(22,110)
Exploration expenses	(180)	(31)
Other operating income	6,409	9,497
Other operating expenses	(1,192)	(115)

Operating profit	142,191	129,085

Interest income	1,056	481
Interest expense	(24,281)	(4,897)
Other financial income (expense)	15,992	(22,630)

Financial income (expense), net	(7,233)	(27,046)

Profit before income tax	134,958	102,039

Current income tax (expense)	(66,322)	(63,789)
Deferred income tax benefit	14,157	40,401

Income tax (expense)	(52,165)	(23,388)

Profit for the period, net	82,793	78,651

Other comprehensive income for the period	(15)	32

Total comprehensive profit for the period	82,778	78,683

Vista Energy S.A.B. de C.V.

Consolidated Statement of Cash Flows

(Amounts expressed in thousand U.S. dollars)

	For the period from January 1st to March 31, 2025	For the period from January 1st to March 31, 2024
Cash flows from operating activities
Profit for the period, net	82,793	78,651
Adjustments to reconcile net cash flows
Items related to operating activities:
Share-based payments	10,215	6,643
Net increase in provisions	1,192	115
Net changes in foreign exchange rate	(12,744)	12,288
Discount of assets and liabilities at present value	1,154	(371)
Discount for well plugging and abandonment	426	254
Income tax expense	52,165	23,388
Other non-cash costs related to the transfer of conventional assets	7,240	9,105
Employee benefits	198	81
Items related to investing activities:
Interest income	(1,056)	(481)
Changes in the fair value of financial assets	(8,998)	8,635
Depreciation and depletion	123,830	81,085
Amortization of intangible assets	2,147	1,288
Items related to financing activities:
Interest expense	24,281	4,897
Amortized cost	467	317
Interest expense on lease liabilities	806	858
Other financial income (expense)	2,897	649
Changes in working capital:
Trade and other receivables	(19,871)	(116,534)
Inventories	(9,032)	(1,209)
Trade and other payables	(72,372)	(3,854)
Payments of employee benefits	(139)	(57)
Salaries and payroll taxes	(77,445)	(34,899)
Other taxes and royalties	(35,959)	(8,747)
Provisions	(638)	(94)
Income tax payment	(5,151)	(8,763)

Net cash flows provided by operating activities	66,406	53,245

Cash flows from investing activities:
Payments for acquisitions of property, plant and equipment and biological assets	(286,155)	(147,654)
Proceeds from the transfer of conventional assets	5,734	10,734
Payments for acquisitions of other intangible assets	(1,875)	(749)
Payments for acquisitions of investments in associates	(28,651)	128
Interest received	1,056	481

Net cash flows (used in) investing activities	(309,891)	(137,060)

Cash flows from financing activities:
Proceeds from borrowings	341,347	95,876
Payment of borrowings principal	(98,594)	(45,000)
Payment of borrowings interest	(10,566)	(5,678)
Payment of borrowings cost	(608)	(357)
Payment of lease	(23,074)	(11,011)
Proceeds from (payments of) other financial results	3,278	(933)

Net cash flow provided by (used in) financing activities	211,783	32,897

	For the period from January 1st to March 31, 2025	For the period from January 1st to March 31, 2024
Net increase (decrease) in cash and cash equivalents	(31,702)	(50,918)

Cash and cash equivalents at beginning of period	755,610	209,516
Effect of exposure to changes in the foreign currency rate and other financial results of cash and cash equivalents	9,495	(13,836)
Net (decrease) in cash and cash equivalents	(31,702)	(50,918)

Cash and cash equivalents at end of period	733,403	144,762

Adjusted Net Income

Adjusted Net Income reconciliation ($MM)	Q1-25	Q4-24	Q1-24	▲ y	▲ q
Net profit for the period	82.8	93.8	78.7	4.1	(11.0)

Adjustments:
(+) Deferred Income tax	(14.2)	(76.0)	(40.4)	26.2	61.8
(+) Impairment (reversal) of long-lived assets	—	(4.2)	—	—	4.2
(+) Other non-cash costs related to the transfer of conventional assets	7.2	8.5	9.1	(1.9)	(1.3)
Adjustments to Net Income	(6.9)	(71.7)	(31.3)	24.4	64.8

Adjusted Net Income	75.9	22.1	47.4	28.5	53.8

Adjusted EPS ($/share)	0.79	0.23	0.49	0.3	0.6
EPS ($/share)	0.86	0.98	0.82	0.0	(0.1)

Note: Vista’s historical operational and financial information is available on the Company’s website (www.vistaenergy.com/investors) in spreadsheet format.

Glossary, currency and definitions:

•

Note: Amounts are expressed in U.S. Dollars, unless otherwise stated, and in accordance with International Financial Reporting Standards (“IFRS”). Some of the amounts are unaudited. Amounts may not match with totals due to rounding up.

•	Conversion metrics:

•	1 cubic meter of oil = 6.2898 barrels of oil.

•	1,000 cubic meters of gas = 6.2898 barrels of oil equivalent.

•	1 million British thermal units = 27.096 cubic meters of gas.

•	▲ q/q: Represents the percentage variation quarter on quarter

•	▲ y/y: Represents the percentage variation year on year

•	▲ q: Represents the variation in million U.S. Dollars quarter on quarter

•	▲ y: Represents the variation in million U.S. Dollars year on year

•	$MM: Million U.S. Dollars.

•	$M: Thousand U.S. Dollars.

•	$/bbl: U.S. Dollars per barrel of oil.

•	$/boe: U.S. Dollars per barrel of oil equivalent.

•	$/MMBtu: U.S. Dollars per million British thermal unit.

•	$/tn: U.S. Dollars per metric ton.

•

Adj. EBITDA / Adjusted EBITDA: Profit for the year, net + Income tax (expense) / benefit + Financial income (expense), net + Depreciation, depletion and amortization + Transaction costs related to business combinations + Restructuring and reorganization expenses + Gain related to the transfer of conventional assets + Other non-cash costs related to the transfer of conventional assets + Impairment (reversal) of long-lived assets.

•	Adjusted EBITDA margin: Adjusted EBITDA divided by Total Revenues plus Gain from Exports Increase Program.

•	Adjusted EPS (Earnings per share): Adjusted Net Income/Loss divided by weighted average number of ordinary shares.

•

Adjusted Net Income/Loss: Profit for the year, net + Deferred Income Tax (expense) + Changes in the fair value of the warrants + Impairment (reversal) of long-lived assets + Gain related to the transfer of conventional assets + Other non-cash costs related to the transfer of conventional assets.

•	boe: Barrels of oil equivalent (see conversion metrics above).

•	boe/d: Barrels of oil equivalent per day.

•	bbl/d: Barrels of oil per day.

•	CNBV: Mexican National Banking and Securities Commission.

•

Conventional Assets Transaction: assets transferred to Aconcagua, effective on March 1st, 2023. Under the agreement, Vista is entitled to 40% of crude oil production and reserves and 100% of natural gas and LPG and condensates production and reserves of the Transferred Conventional Assets.

•	EPS (Earnings per share): Net Income/Loss divided by weighted average number of ordinary shares.

•	Free cash flow is calculated as Operating activities cash flow plus Investing activities cash flow.

•	G&G: Geological and geophysical.

•

Lifting cost includes production, transportation, treatment and field support services; excludes crude oil stock fluctuations, depreciation, depletion and amortization, royalties and others, selling expenses, exploration expenses, general and administrative expenses and Other non-cash costs related to the transfer of conventional assets.

•	Mbbl: Thousands of barrels of oil.

•	MMboe: Million barrels of oil equivalent.

•	MMbbl: Million barrels of oil.

•	MMm3/d: Million cubic meters per day.

•	Mts: meters.

•

Plan GasAr: refers to the regulation set forth by Resolution No. 391/2020 whereby Vista was allocated 0.86 MMm3/d volume at an average annual price of 3.29 $/MMBtu for a four-year term ending on December 31, 2024. Through Resolutions 860/2022 and 265/2023, Vista’s allocated volume increased to 1.14 MMm3/d at the same average annual price for a second four-year term ending on December 31, 2028.

•	p.p.: percentage points.

•

Transferred Conventional Assets: Entre Lomas Río Negro, Entre Lomas Neuquén, Jarilla Quemada, Charco del Palenque, 25 de Mayo Medanito SE and Jagüel de los Machos concessions operated by Aconcagua, effective as of March 1, 2023.

•	Q#: Q followed by 1, 2, 3 or 4 represents the corresponding quarter of a certain year.

•	q-o-q: Quarter on quarter

•	SEC: U.S. Securities Exchange Commission.

•	y-o-y: Year on year

DISCLAIMER

Additional information about Vista Energy, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the “Company” or “Vista”) can be found in the “Investors” section on the website at www.vistaenergy.com.

This presentation does not constitute an offer to sell or a solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission (“CNBV”) or an exemption from such registrations.

This presentation does not contain all the Company’s financial information. As a result, investors should read this presentation in conjunction with the Company’s consolidated financial statements and other financial information available on the Company’s website. Some of the amounts contained herein are unaudited.

Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding.

This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of future performance of the Company and future results may not be comparable to past performance.

No reliance should be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this document has been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the U.S. Securities Act of 1933, as amended, “Affiliates”), members, directors, officers or employees or any other person (the “Related Parties”) as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith.

This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as of the date of this presentation and are subject to verification, completion and change without notice.

This presentation includes “forward-looking statements” concerning the future. The words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” and “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. Projections related to production results as well as cost estimations – including any anticipated performance and guidance of Vista included in this document – are based on information as of the date of this presentation and reflect numerous assumptions including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. We have not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed or furnished under the Securities Exchange Act of 1934. These expectations and projections are subject to significant known and unknown risks and uncertainties, which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; the impact of political developments and uncertainties relating to political and economic conditions in Argentina, including the policies of the newly elected government in Argentina; significant economic or political developments in Mexico and the United States; uncertainties relating to the new administration that took office in Mexico in October 2024; changes in laws, rules, regulations and their interpretation and enforcement to the Argentine and Mexican energy sectors and throughout Latin America, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; the effects of a pandemic or epidemic and any subsequent mandatory regulatory restrictions or containment measures; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; uncertainties inherent in making estimates of our oil and gas reserves, including recently discovered oil and gas reserves; increased market competition in the energy sectors in Argentina and Mexico; potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions; environmental regulations and internal policies to achieve global climate targets; the ongoing conflict involving Russia and Ukraine; and more recently, the Israel-Hamas conflict.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx).

You should not take any statement regarding past trends or activities as a representation that such trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute and should not be construed as investment advice.

Other Information

Vista routinely publishes important information for investors in the Investor Relations support section on its website, www.vistaenergy.com. From time to time, Vista may use its website as a channel for distributing material information. Accordingly, investors should monitor Vista’s Investor Relations website, in addition to following Vista’s press releases, SEC filings, public conference calls and webcasts.

INVESTORS CONTACT:

ir@vistaenergy.com

Phone in Argentina: +54.11.3754.8500

Phone in Mexico: +52.55.1555.7104